NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

May 19, 2025

Edwin Kim

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Generation Consumer Group, Inc.
Offering Statement of Form 1-A
Filed February 25, 2025
File No. 024-12580

Dear Mr. Kim:

This is in response to the letter of comment of the Staff dated March 21, 2025, relating to the captioned Offering Statement on Form 1-A of New Generation Consumer Group, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Offering Circular

Offering Circular Summary, page 2

Comment No. 1: Please provide a more detailed discussion regarding your corporate history, including your relationship with Power Sports Factory, Inc (CIK 0001001065), a Minnesota corporation that had its common stock revoked from registration under Section 12(g) of the Exchange Act on June 6, 2013.

Please be advised that, as disclosed in the revised Offering Circular Summary and Business sections, the Power Sports Factory, Inc. (CIK 0001001065) (“Power Sports MN”) has never been related to the Company. The Power Sports Factory, Inc. that merged into the Company effective June 6, 2005, was a Delaware corporation, whereas Power Sports MN was a Minnesota corporation, the name of which was Purchase Point Media Corporation on June 6, 2005, and continuing until about June 2008.

Financial Condition, Liquidity and Capital Resources, page 24

Comment No. 2: We note that prior to your acquisition of your shares by Mr. DiMartino, you filed a Form C for a Regulation CF crowdfunding offering on April 1, 2024. Please disclosed the amounts raised under that offering and clarify if, and when, it was terminated.

Please be advised that revisions to the disclosure have been made, in response to such comment.

General

Comment No. 3: Please advise how the Subject Convertible Notes are convertible into Offered Shares. Securities Act Rule 251(d)(3)(i)(F) is only available for issuances of securities after an offering statement has been qualified. Given that the Subject Convertible Notes are presently exercisable and your offering statement is not yet qualified, it appears that Regulation A is not available for conversion of such securities. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 139.01 and 134.03.

Comment No. 4: Further, we note that the conversion ratio for the Subject Convertible Notes is as much as 10 times higher than the share price range you provide for your primary offering. As result, it doesn’t appear the Conversion Shares offered would be at the same fixed price as the Offered Shares, which is prohibited under Rule 251(d)(3)(ii). If your offering statement is not being used for the conversion of the Subject Convertible Notes, please revise to clarify whether this offering statement is qualifying the shares underlying the notes for resale.

Comment No. 5: To the extent you are qualifying the shares for resale using Securities Act Rule 251(d)(3)(i)(A), please provide your analysis regarding whether those shareholders are underwriters. If more than one paragraph of Rule 251(d)(3)(i) is being used to qualify securities, revise your cover page to clearly identify each subparagraph of Rule 251(d)(3)(i) being used and the amounts being qualified pursuant to such paragraph. In addition, clarify whether and how the Company and Mr. DiMartino will determine, and investors will know, if shares are being acquired from the Company or the selling shareholders, and provide your analysis as to why this transaction is not an indirect primary offering. If the selling stockholders are engaged in an indirect primary offering, then the selling stockholders would be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933, as amended, and must therefore be identified in the offering statement as an underwriter. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

The Company believes that its addition of Selling Shareholders, and the associated disclosure throughout the Offering Circular, in furtherance of discussions involving the undersigned and the Staff, resolves Comments 3, 4 and 5.

_________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

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Sincerely,

NEWLAN LAW FIRM, PLLC

By:	/s/ Eric Newlan
Eric Newlan
Managing Member

cc: New Generation Consumer Group, Inc.

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